SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                    GSV, INC.
                                    ---------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   36230D 20 6
                                   -----------
                                 (CUSIP Number)

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2004
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 7 Pages)

----------------------------
CUSIP No. 36230D 20 6       |         13D/A
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        Polystick U.S. Corp.
     |                               13-4078488
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              New York
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                                    |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |                          76.5% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------


                              (Page 2 of 7 Pages)

----------------------------
CUSIP No. 36230D 20 6       |         13D/A
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        RT Sagi Holding Ltd.
     |                                N/A
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israel
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                                    |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |                                  76.5% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------


                              (Page 3 of 7 Pages)

----------------------------
CUSIP No. 36230D 20 6       |         13D/A
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        Sagi Matza
     |
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israel
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  120,000 (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  6,850,000 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  120,000 (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  6,850,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               6,970,000 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |                          76.8% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 IN
-------------------------------------------------------------------------------


                              (Page 4 of 7 Pages)

This Amendment No. 3 to Schedule 13D relates to a Schedule 13D filed by Polystick U.S. Corporation, RT Sagi Holding Ltd. and Sagi Matza, on June 1, 2002 and amended on April 15, 2003 and July 21, 2003, relating to the shares of common stock, par value $0.001 per share and the Series B convertible preferred stock, par value $0.001 per share, of the Issuer. The Schedule 13D is hereby amended as set forth below. Except as specifically provided herein, this Amendment No. 3 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

Item 1. Security and Issuer
        -------------------

        No change.

Item 2. Identity and Background
        -----------------------

        Item 2 is hereby amended to provide that the principal address of Polystick, RT Sagi and Matza is c/o GSV, Inc., 191 Post Road West, Westport, Connecticut 06880.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        Item 3 is hereby amended to add the following:

        In October 2003, the Issuer issued to Matza options under the Issuer's 1998 Stock Option Plan to purchase 120,000 shares of Common Stock at a price of $.60 per share. The options have a five-year term and were vested in full upon grant.

Item 4. Purpose of Transaction
        ----------------------

        No change.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        Paragraphs (a) and (b) of Item 5 are amended in their entirety to read as follows:

        (a), (b). Pursuant to Rule 13d-3, each of Polystick and RT Sagi may be deemed to beneficially own an aggregate of 6,850,000 shares of Common Stock, which is approximately 76.5% of the Issuer's outstanding shares of Common Stock. This percentage is based on the Issuer's reported 7,453,416 outstanding shares of Common Stock as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2004. Pursuant to Rule 13d-3, Matza may be deemed to beneficially own an aggregate of 6,970,000 shares of Common Stock, which is approximately 76.8% of the Issuer's outstanding shares of Common Stock. This percentage is based on the Issuer's reported 7,453,416 outstanding shares of Common Stock as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2004. Matza, as the owner and sole officer of RT Sagi and the indirect owner and sole officer of Polystick, has the power to vote the stock owned by Polystick.


                              (Page 5 of 7 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

        Item 6 is amended to add the following:

In connection with a purchase agreement (the "Purchase Agreement"), dated May 11, 2004, between the Issuer and D. Emerald Investments Ltd., an Israeli corporation ("Emerald"), whereby Emerald purchased from the Issuer a two-year 8% Convertible Promissory Note in the principal amount of $200,000 (the "Convertible Note") and a warrant to purchase up to 1,142,857 shares of Common Stock at a price of $.70 per share (the "Warrant"), and to provide additional inducement for Emerald to enter into the Purchase Agreement, Polystick entered into the following agreements with Emerald:

        (i) A Guaranty dated May 11, 2004, whereby Polystick guaranteed that all of the Issuer's obligations under the Convertible Note will be paid in full when due. Pursuant to the terms of the Guaranty, the sole recourse of Emerald against Polystick is limited to the exercise of Emerald's rights under a Pledge Agreement made by Polystick in favor of Emerald.

        (ii) A Pledge Agreement dated May 11, 2004, whereby as collateral security for its obligations under the Guaranty Polystick pledged to Emerald and granted a security interest in 200,000 shares of Series B Preferred Stock owned by Polystick.

        (iii) A Voting Agreement dated May 11, 2004, whereby Polystick agreed that at such time as Emerald exercises the Warrant in full and converts the Convertible Note in full, if the Issuer fails to fulfill its obligations under the Purchase Agreement to appoint a person designated by Emerald to the Issuer's Board of Directors, Polystick will vote its shares of Series B Preferred Stock in favor of a nominee designated by Emerald in any election of directors occurring during such time and for so long as Emerald holds at least 85% of the Common Stock issued upon such exercise and conversion. Provided that Polystick continues to have the right to designate and elect directors to the Issuer's board of directors, any such nominee will count as one of such directors. In addition, Polystick also agreed to use all its power and authority as provided by the Issuer's amended and restated by-laws and the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock to convene, at Emerald's request, meetings of stockholders as may be necessary, at Emerald's sole discretion, in order to elect a nominee designated by Emerald to the Issuer's Board of Directors.


                              (Page 6 of 7 Pages)

Item 7. Material to be filed as Exhibits.
        ---------------------------------

        Item 7 is amended to add the following:

        E. Purchase Agreement dated as of May 11, 2004, by and between GSV, Inc. and D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.1 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        F. Guaranty dated as of May 11, 2004, by Polystick U.S. Corporation in favor of D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.2 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        G. Pledge Agreement dated as of May 11, 2004, by and between Polystick U.S. Corporation and D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.3 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        H. Voting Agreement dated May 11, 2004, by and between Polystick U.S. Corporation and D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.4 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 2004                    POLYSTICK U.S. CORPORATION

                                        By: /s/ Sagi Matza
                                            --------------
                                            Name:  Sagi Matza
                                            Title: President


                                        RT SAGI HOLDING LTD.

                                        By: /s/ Sagi Matza
                                            --------------
                                            Name:  Sagi Matza
                                            Title: President


                                        /s/ Sagi Matza
                                        --------------
                                        Sagi Matza, on his own behalf


                              (Page 7 of 7 Pages)